UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
31 July 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

WHITEWAVE FOODS CO.

File No. 333-183112 -- CF# 31245

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WHITEWAVE FOODS CO. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 7, 2012, as amended on October 19, 2012.

Based on representations by WHITEWAVE FOODS CO. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through July 1, 2015
Exhibit 10.10	through July 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary